[redacted]

12010418

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

SEC FILE NUMBER
8 - 25936

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wall Street Access (a general partnership)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Battery Place
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur L. Goetchius — 212 709-9453
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Kersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arthur Goetchius, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wall Street Access (a general partnership), as of December 31, ,2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GREGORY D. VISCOVICH
NOTARY PUBLIC-STATE OF NEW YORK
No. 01VI6213234
Qualified in Nassau County
My Commission Expires November 02, 2013

Notary Public

Signature

CEO

Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALL STREET ACCESS (a general partnership)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

WALL STREET ACCESS (a general partnership)

CONTENTS

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Partners of
Wall Street Access (a general partnership)

We have audited the accompanying statement of financial condition of Wall Street Access (a general partnership) ("Partnership") as of December 31, 2011. This statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wall Street Access (a general partnership) as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the statement of financial condition. The information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the statement of financial condition or to the statement of financial condition itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the statement of financial condition.

Rothstein Kass

Roseland, New Jersey
February 28, 2012

An independent firm associated with AGN International Ltd

WALL STREET ACCESS (a general partnership)

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS		
Cash and cash equivalents	$	359,105
Cash, segregated for the exclusive benefit of customers		190,000
Securities owned, at fair value		19,963,400
Due from affiliates		2,290,382
Property and equipment, net		152,546
Commissions and fees receivable		78,870
Goodwill and intangible assets		2,032,808
Prepaid expenses and other assets		334,904
Total assets	$	25,402,015
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities		
Securities sold, not yet purchased, at fair value	$	10,312
Due to broker		1,578,406
Accounts payable and accrued expenses		1,002,632
Employee compensation payable		417,985
Due to affiliate		2,567,794
Total liabilities		5,577,129
Partners' capital		19,824,886
Total liabilities and partners' capital	$	25,402,015

See accompanying notes to financial statement.

WALL STREET ACCESS (a general partnership)

NOTES TO FINANCIAL STATEMENT

1. Nature of business

Wall Street Access ("WSA") is a New York general partnership between DPK Securities, LLC and Denis P. Kelleher, LLC (the "General Partners"). The General Partners are single-member LLCs owned by Wall Street Access, LLC. Wall Street Access, LLC is owned 80% by Wall Street Access Corporation and 20% by an unaffiliated third party. WSA provides securities research and brokerage execution to institutional customers and acted as a fixed income securities dealer to institutional customers and other broker-dealers through May 31, 2011. In addition, WSA is engaged in proprietary trading of securities for its own account.

WSA is a broker-dealer formed under the Securities Exchange Act of 1934 and is registered with the Securities and Exchange Commission (the "SEC"). WSA is a member of both the Financial Industry Regulatory Authority, Inc, ("FINRA"), New York Stock Exchange, Inc. (the "NYSE") and the Commodity Futures Trading Commission (the "CFTC").

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 28, 2012. Subsequent events have been evaluated through this date.

Reclassifications

Certain items have been reclassified to conform to current year presentation.

Cash Equivalents

The Partnership considers all highly liquid investment instruments with original maturities of 90 days or less to be cash equivalents.

The Partnership maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Partnership has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Property and Equipment

Fixed assets and leasehold improvements are recorded at cost less accumulated depreciation and amortization, respectively, using the straight-line method over the estimated useful lives of the assets or, for leasehold improvements, the lesser of the useful life of the improvements or the term of the lease. Fixed assets are depreciated over three to five years.

2. Summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities Sold, Not Yet Purchased, at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Partnership uses various valuation approaches. GAAP establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Partnership. Unobservable inputs reflect the Partnership's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Partnership in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Partnership's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Partnership uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

2. Summary of significant accounting policies (continued)

Valuation Techniques

The Partnership values investments in securities and securities sold, not yet purchased that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Partnership's valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Partnership's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short. Fair value for many cash and OTC contracts are derived using pricing models. Pricing models take into account the contract terms (including maturity) as well as multiple inputs, including, where applicable, time value, implied volatility, equity prices, interest rate yield curves, prepayment speeds, interest rates, loss severities, credit risks, credit curves, default rates and currency rates.

OTC Derivative Contracts

OTC derivative contracts include option contracts related to equity prices.

Investments in Private Investment Companies

Investments in private investment companies are valued, as a practical expedient, utilizing the net asset valuations provided by the underlying private investment companies, without adjustment, when the net asset valuations of the investments are calculated (or adjusted by the Partnership if necessary) in a manner consistent with GAAP for investment companies. The Partnership applies the practical expedient to its investments in private investment companies on an investment-by-investment basis, and consistently with the Partnership's entire position in a particular investment, unless it is probable that the Partnership will sell a portion of an investment at an amount different from the net asset valuation or in other situations where the practical expedient is not available, the Partnership considers other factors in addition to the net asset valuation, such as features of the investment, including subscription and redemption rights, expected discounted cash flows, transactions in secondary markets, bids received from potential buyers, and overall market conditions in its determination of fair value.

Investment in Private Operating Companies

The Partnership's investments in private operating companies consist of common stock and debt (together or individually "equity") investments. The transaction price, excluding transaction costs, is typically the Partnership's best estimate of fair value at inception. When evidence supports a change to the carrying value from the transaction price, adjustments are made to reflect expected exit values in the investment's principal market under current market conditions. Ongoing reviews by the Partnership's management are based on an assessment of trends in the performance of each underlying investment from the inception date through the most recent valuation date. These assessments typically incorporate valuation methodologies that consider the evaluation of arm's length financing and sale transactions with third parties. These investments in private operating companies are generally included in Level 3 of the fair value hierarchy.

2. Summary of significant accounting policies (continued)

Revenue Recognition

Transactions in securities owned and securities sold, not yet purchased, are recorded on a trade-date basis. Realized and unrealized gains and losses are reflected net in investment gains and losses on the statement of operations. Commission revenue and related commission expenses are recorded on a trade-date basis. The Partnership earns commissions as an introducing broker for the transactions of its customers and earns trading profits on fixed income securities.

Gains on securities trading were earned by the Partnership by making markets in high-grade corporate bonds and U.S. government agency securities through May 31, 2011.

Interest revenue represents the Partnership's participation in the net interest income on customer debit and credit balances through a clearing agreement with the Partnership's principal clearing broker. Interest income is recognized on an accrual basis. The Partnership also pays interest expense to its clearing broker to finance its inventory positions and earns coupon interest on these positions.

Order flow rebates, earned from various brokers in exchange for routing trades to them for execution, are recorded on a trade-date basis and included in other income on the statement of operations.

Goodwill and Intangible Assets

In accordance with GAAP, goodwill and intangible assets with an indefinite useful life are not being amortized, but are tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. Other intangible assets are amortized using the straight-line method over 20 years, the estimated useful life of the trademarks. The Partnership's goodwill and intangible assets arose from its purchase of Merger Insight, Inc. in 2001 by a wholly-owned subsidiary of its parent, Merger Insight, LLC. The net assets of Merger Insight, LLC were transferred to the Partnership in 2008. There were no impairments and no impairment loss was recorded during the year ending December 31, 2011.

Commission Expense

The Partnership ensures that any soft dollar arrangements with customers fall within the safe harbor provisions of Rule 28(e) of the Securities Exchange Act of 1934 ("Rule 28(e)"), as amended, which provides for the payment of research, brokerage, quote services and other expenses permissible by Rule 28(e). Amounts due under these agreements are included in cash, segregated for the exclusive benefit of customers on the statement of financial condition.

Income Taxes

No federal or state income taxes have been provided as the Partners are responsible for these payments. The Partnership is subject to certain local taxes including New York City unincorporated business tax.

2. Summary of significant accounting policies (continued)

Income Taxes (continued)

The determination of the Partnership's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Partnership's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Partnership reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Partnership is required to determine whether a tax position of the Partnership is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Partnership recording a tax liability that would reduce partners' capital. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Partnership files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Partnership is no longer subject to income tax examinations by major taxing authorities for years prior to 2008. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The partnership's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

At December 31, 2011, the Partnership has a New York City net operating loss carryforward ("NOL") of approximately $1,700,000, which expires in 2036. The deferred tax asset from the Partnership's NOL is approximately $68,000. A valuation allowance for the full amount of the deferred tax asset has been established.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The financial instruments of the Partnership are reported in the statement of financial condition at fair value or at carrying amounts that approximate fair value because of the short maturity of the instruments.

3. Fair value measurements

The Partnership's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with GAAP. See Note 2 for a discussion of the Partnership's policies. The following table presents information about the Partnership's assets and liabilities measured at fair value as of December 31, 2011:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2011
Assets (at fair value)				
Common stocks				
Financial institutions	$ 3,516,938	$ -	$ -	$ 3,516,938
Computer hardware & software	337,091			337,091
Natural resources	1,407,234			1,407,234
Insurance	1,775,321			1,775,321
Home furnishings	601,514			601,514
Data processing	912,323			912,323
Other	2,875,358			2,875,358
Investments in private operating companies			1,753,983	1,753,983
Investments in private investment companies			6,783,638	6,783,638
	$ 11,425,779	$ -	$ 8,537,621	$ 19,963,400
Liabilities (at fair value)				
Option contracts	$ -	$ 10,312	$ -	$ 10,312

3. Fair value measurements (continued)

The following table presents additional information about Level 3 assets and liabilities measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Partnership has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

Changes in Level 3 assets and liabilities measured at fair value for the year ended December 31, 2011:

	LEVEL 3							
	Beginning Balance January 1, 2011	Realized & Unrealized Gains (Losses)	Purchases	Sales	Settlements	Net Transfers In and/or (Out) of Level 3	Ending Balance December 31, 2011	Change in Unrealized Gains (Losses) for Investments Still Held at December 31, 2011
Assets (at fair value)								
Investments in private operating companies	$ 250,000	$ -	$ 1,503,983	$ -	$ -	$ -	$ 1,753,983	$ -
Investments in private investment companies	6,252,348	(468,280)	1,494,808	(395,238)	(100,000)	-	6,783,638	$ (434,503)
	$ 6,502,348	$ (468,280)	$ 2,998,791	$ (395,238)	$ (100,000)	$ -	$ 8,537,621	$ (434,503)

The change in unrealized gains (losses) for the year ended December 31, 2011 for investments still held at December 31, 2011 of approximately $435,000 are reflected in investment gains and losses in the statement of operations.

4. Derivative contracts

In the normal course of business, the Partnership utilizes derivative contracts in connection with its proprietary trading activities. Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The Partnership's derivative activities and exposure to derivative contracts are classified by the following primary underlying risks: equity price risks. In addition to its primary underlying risks, the Partnership is also subject to additional counterparty risk due to inability of its counterparties to meet the terms of their contracts.

Options

The Partnership is subject to equity price risk in the normal course of pursuing its investment objectives. Option contracts give the Partnership the right, but not the obligation, to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

4. Derivative contracts (continued)

Options (continued)

The Partnership is exposed to counterparty risk from the potential that a seller of an option contract does not sell or purchase the underlying asset as agreed under the terms of the option contract. The maximum risk of loss from counterparty risk to the Partnership is the fair value of the contracts and the premiums paid to purchase its open option contracts. The Partnership considers the credit risk of the intermediary counterparty to its option transactions in evaluating potential credit risk.

Volume of Derivative Activities

At December 31, 2011, the volume of the Partnership's derivative activities based on the number of contracts held, categorized by primary underlying risk, are as follows:

	Short exposure
Primary underlying risk	**Number of contracts**
Equity price	
Options (call)	14,100

Impact of Derivatives on the Statement of Financial Condition and Statement of Operations

The following table identifies the fair value amounts of derivative instruments included in the statement of financial condition as securities owned, at fair value or securities sold, not yet purchased, categorized by primary underlying risk, at December 31, 2011. The following table also identifies the net gain and loss amounts included in the statement of operations as investment gains and losses, categorized by primary underlying risk, for the year ended December 31, 2011.

Primary underlying risk	**Derivative assets**	**Derivative liabilities**	**Amount of gain (loss)**
Equity price			
Options (call)	$ -	$ 10,312	$ 16,305

5. Investments in certain entities that calculate net asset value per share

As of December 31, 2011, the Partnership was invested in other private investment companies. Each of these investments has certain restrictions with respect to rights of withdrawal by the Partnership as specified in the respective agreements. Generally, the Partnership is required to provide notice of its intent to withdraw after the investment has been maintained for a certain period of time. The management agreements of the private investment companies provide for compensation to the managers in the form of fees ranging from 1% to 2% annually of net assets and performance incentive allocations or fees ranging from 0% to 20% of net profits earned.

The Partnership is subject to credit risk to the extent that the investment managers of the underlying private investment companies are unable to fulfill their obligations according to their organizational documents. The Partnership, through its investments in private investment companies, is subject to risk inherent when investing in securities and private investments. In connection with its investments, the Partnership is subject to the market and credit risk of those investments held or sold short by the private investment companies. Due to the nature of the Partnership's investments, the risks described above are limited to the Partnership's investment balances and unfunded commitments to private investment companies.

Fair value measurements of investments in certain entities that calculate net asset value per share are as follows:

	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Equity long/short hedge funds - domestic (a)	$ 2,438,280		monthly	30-60 days
Private equity funds (b)	$ 2,079,717	$ -		
Equity long/short hedge funds- international (a)	$ 1,879,687		monthly	30-60 days
Arbitrage (c)	$ 385,954		monthly	30-60 days
	$ 6,783,638			

(a) This category includes investments in hedge funds both domestically and internationally that invest both long and short stocks. Management of the hedge funds has the ability to shift investments from value to growth strategies, from small to large capitalization stocks, and from a net long position to a net short position. The fair values of the investments in this category have been estimated using the net asset value per share of the investments. The related investments are included in Level 3 of the fair value hierarchy in investments in private investment companies.

(b) This category includes several private equity funds which invest in other fund of funds. These investments can never be redeemed with the funds. Instead, the nature of the investments in this category is that distributions are received through the liquidation of the underlying assets of the respective fund. As of December 31, 2011, it is probable that all of the investments in this category will be sold at an amount different from the net asset value of the Partnership's ownership interest in the partners' capital. The majority of the fair value of these investments is calculated based on the General Partner's fair value of the underlying investee funds.

5. Investments in certain entities that calculate net asset value per share (continued)

(c) This category includes investments in arbitrage funds. These investments take advantage of a price differential between two or more markets, striking a combination of matching deals that capitalize upon the imbalance. The fair values of the investments in this category have been estimated using the net asset value per share of the investments. The related investments are included in Level 3 of the fair value hierarchy in investments in private investment companies.

6. Property and equipment

Details of property and equipment at December 31, 2011 are as follows:

Furniture and fixtures	$	191,122
Computer and equipment		211,013
Leasehold improvements		754,147
Computer software		44,552
		1,200,834
Less accumulated depreciation and amortization		1,048,288
	$	152,546

Depreciation and amortization expense was approximately $102,000 for the year ended December 31, 2011.

7. Goodwill and intangible assets

In July 2001, an affiliated entity acquired the assets of Merger Insight, Inc. for approximately $3,800,000. The net assets were transferred to the Partnership in June 2008.

The following summarizes goodwill and intangible assets as of December 31, 2011:

Goodwill	$	1,747,808
Trademarks		600,000
Less accumulated amortization		(315,000)
		285,000
	$	2,032,808

Amortization expense of approximately $30,000 is included in depreciation and amortization for the year ended December 31, 2011. Estimated amortization expense for the next five years is $30,000 per annum.

8. Off-balance sheet risk

In the normal course of business, the Partnership enters into various transactions involving derivatives and other off-balance-sheet financial instruments.

Securities sold, not yet purchased, at fair value represent obligations of the Partnership to deliver the specified security at the contracted price and thereby creates a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Partnership's ultimate obligation to satisfy the sale of securities sold, not yet purchased, at fair value may exceed the amount recognized in the statement of financial condition.

The only derivatives the Partnership has are listed option contracts held for investment purposes. The credit risk for options is limited to the amount recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility.

The risk of customers' failure to settle securities transactions is borne by the Partnership. The Partnership's exposure to credit risk can be directly impacted by the volatile securities markets which may impair the ability of customers to satisfy their contractual obligations. To mitigate such risks, the Partnership has developed credit monitoring procedures. The Partnership indemnifies its clearing brokers, Goldman Sachs Execution & Clearing L.P. and Pershing LLC, against certain losses the clearing brokers may sustain from customer accounts introduced by the Partnership. As of December 31, 2011, there were no unsecured amounts related to these accounts that were owed to the clearing brokers.

At December 31, 2011, all principal securities positions were in possession or control of the clearing brokers with the exception of the private equity investments and limited partnership investments. Credit exposure may result in the event the clearing brokers are unable to fulfill their contractual obligations.

9. Payable to clearing broker

The payable to clearing broker is due on demand and is collateralized by all Partnership-owned securities held by, or deposited with, the clearing broker, Pershing LLC. Interest is charged at the clearing broker's call rate.

10. Exemption from Rule 15c3-3

The Partnership is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

11. Commitments and contingencies

The Partnership has a non-cancelable operating lease for office space which expires in October 2018 and entered into 3 other non-cancelable leases in 2010 expiring through 2015. Future annual minimum payments are as follows:

Year ending December 31,	
2012	$ 1,154,000
2013	1,153,000
2014	1,207,000
2015	1,106,000
2016	1,085,000
Thereafter	1,989,000
	$ 7,694,000

The Partnership entered into a new primary lease arrangement for office space starting November 2008. Under the terms of the lease, the Partnership is required to pay Consumer Price Index ("CPI") charges in the amount of $319,000, in monthly installments over the first five years of the lease. This amount has been accrued on the Partnership's books and is included in accounts payable and accrued expenses on the statement of financial condition as of December 31, 2011. The remaining accrual as of December 31, 2011 was approximately $117,000.

Rent expense for the year ended December 31, 2011 was approximately $899,000.

The Partnership has a sublease agreement for its office space, which expires on October 31, 2013. Rental income under this agreement was approximately $115,000, and is included in occupancy on the statement of income. Future income associated with this lease is approximately $115,000 per annum through October 31, 2013.

The Partnership is involved in various claims and possible actions arising out of the normal course of business. It is the opinion of management, based on current knowledge and after consultation with counsel, that the outcome of such matters will not have a material adverse effect on the Partnership's financial statements.

12. Related party transactions

The Partnership has various receivables due from and payables due to related parties which largely represent reimbursements due for amounts received or paid on behalf of affiliated entities. All amounts represent cash transactions and have no impact on the results of operations of the Partnership.

As of December 31, 2011, the Partnership has receivables due from other affiliates of approximately $2,290,000 and payables due to affiliate of approximately $2,568,000 for advances in the normal course of business. These amounts are included in due to/from affiliates in the statement of financial condition.

The Partnership has service agreements with affiliated entities whereby the Partnership provides general and administrative services in return for a monthly fee. Approximately $1,383,000 is reported as a reduction to other expenses in the statement of operations related to these service agreements.

12. Related party transactions (continued)

On June 1, 2011 the Partnership transferred certain assets, liabilities and equity relating to its fixed income business to an affiliated entity based upon its book value as detailed below. Accordingly, this transaction has been accounted for as a transfer of net assets between entities under common control.

Assets		
Securities owned, at fair value	$	322,602,169
Property and equipment, net		79,456
Accrued interest receivable		13,054,554
Other assets		169,556
Liabilities		
Due to broker	$	28,557,918
Securities sold, not yet purchased, at fair value		271,963,097
Accounts payable and accrued expenses		187,541
Accrued interest payable		11,543,209
Partner's capital	$	23,653,970

13. Concentration of revenue

During the year ended December 31, 2011, one customer provided approximately 18% of total revenue.

14. Net capital requirements

As a registered broker-dealer, WSA is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. WSA is also subject to the CFTC's minimum financial requirements, which require that the WSA maintains net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2011, WSA's net capital was approximately $4,205,000, which was approximately $3,998,000 in excess of its minimum requirement of approximately $266,000 which was calculated based on 6 2/3% of aggregate indebtedness.

15. Employee benefit plan

The Partnership sponsors a 401(k) plan (the "Plan") whereby all qualified employees are eligible to participate. The expense under the Plan for the year ended December 31, 2011 was $116,000. The Partnership may contribute to the Plan on a discretionary basis.

WALL STREET ACCESS (a general partnership)

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITES AND EXCHANGE COMMISSION AND REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION

December 31, 2011

Partners' capital		$ 19,824,886
Less nonallowable assets		
Securities owned, at fair value		8,537,621
Petty cash		4,000
Due from affiliates		2,290,382
Property and equipment, net		152,546
Commissions and fees receivable		72,738
Goodwill and intangible assets		2,032,808
Prepaid expenses and other assets		334,904
		13,424,999
Insurance deduction		43,841
Net capital before haircuts		6,356,046
Haircuts		
U.S. equity securities investments		2,145,848
U.S. options		6,025
		2,151,873
Net capital		$ 4,204,173
Aggregate indebtedness		$ 3,988,411
Computed minimum net capital required (6 2/3% of aggregate indebtedness)		$ 265,894
Minimum net capital required (under SEC Rule 15c3-1)		$ 100,000
Minimum net capital required (under CFTC Regulation 1.17)		$ 45,000
Excess net capital ($4,204,336-$265,894)		$ 3,938,279
Percentage of aggregate indebtedness to net capital	$ 3,988,411 / $ 4,204,173	
		95%

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Partnership's unaudited Form X-17A-5 Part II-A filing as of December 31, 2011.